(WILMER CUTLER PICKERING HALE AND DORR LLP LETTERHEAD)
November 2, 2005
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Alan Morris

Re:	Cynosure, Inc.
Registration Statement on Form S-1
File Number 333-127463

Ladies and Gentlemen:
On behalf of Cynosure, Inc. (“Cynosure” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 1 is being filed in response to comments contained in a letter dated September 1, 2005 (the “Letter”) from Peggy Fisher of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael R. Davin, President and Chief Executive Officer of Cynosure.
The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company or, in the case of the response to comment 22, information supplied by Citigroup Global Markets Inc. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.
The Company is preparing to begin its “road show” on November 21, 2005, and therefore, it is preparing to print preliminary prospectuses during the week of November 14, 2005. Accordingly, the Company is prepared to work promptly and closely with the Staff to resolve any further comments it may have on or before Friday, November 11, 2005.
Cover Page
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Securities and Exchange Commission
November 2, 2005

Response:
The Company has included in Amendment No. 1, and it intends to include in any preliminary prospectus that it circulates, all non-Rule 430A information, including the price range and related information based upon a bona fide estimate of the public offering within that range.

2.	Briefly explain that you will have two classes of common stock outstanding after this offering and that the class B common stock will have enhanced voting rights. State the percentage of class B common stock El.En. will hold after the offering.

Response:	The Company has revised the cover page of the prospectus in response to the Staff’s comment.
Summary, page 1
3.	We note the risk factor on page 14, which states that you derived 4-6% of your revenues from your distribution relationship with El.En. for PhotoLight, PhotoSilk and Tri-Active LaserDermology products. Briefly describe here which products are responsible for a material portion of your revenues, and expand the Business section to discuss in more detail.

Response:	The Company has revised the disclosure on pages 3 and 53 of the prospectus in response to the Staff’s comment.
4.	Provide support for the industry statistics and studies cited throughout the filing. Advise whether the registrant paid Michael Moretti/Medical Insight, Inc., and other named sources for the market research, and advise whether each source consented to the reference to its name and the use of its industry data in the filing.

Response:
The Company is supplementally providing the Staff with the requested supporting documents. The Company supplementally advises the Staff that the market research cited in the filing is commercially available to the public and was not specifically commissioned by the Company. The Company also advises the Staff that each source has consented to the reference to its name and the use of its industry data in the filing.

5.	Briefly define “non-traditional physician customers.”

Response:	The Company has revised the disclosure on page 2 of the prospectus in response to the Staff’s comment.
Relationship with El.En. S.p.A., page 4
6.	Expand to disclose El.En.’s current ownership interest. Also identify any other principal shareholders.

Securities and Exchange Commission
November 2, 2005

Response:
The Company has revised the disclosure on page 4 of the prospectus in response to the Staff’s comment to disclose El.En.’s current ownership interest. The Company respectfully notes that the only other principal shareholders of the Company are its officers and directors, each of whom are identified in the principal stockholders table on page 85 of the prospectus.

7.	Please revise the discussion of the indemnity payments to underwriters to more specifically describe the indemnity provisions of the underwriting agreement underlying your potential liability to El.En. Provide full details in the cross-referenced section or elsewhere.

Response:	The Company has revised the disclosure on page 4 of the prospectus in response to the Staff’s comment to enhance the disclosure relating to the reimbursement agreement between the Company and El.En.
Our Dual Class Capital Structure, page 4
8.	Please revise the first sentence to clarify, if true, that you presently have only one class of equity security, i.e., common stock.

Response:	The Company has revised the disclosure on page 5 of the prospectus in response to the Staff’s comment.
Risk Factors, page 8
The expense and potential unavailability..., page 12
9.	Please provide a more detailed discussion in the Business or MD&A section to describe the extent to which your revenues have been adversely affected by the unavailability of malpractice insurance coverage for customers using your products.

Response:
The Company supplementally informs the Staff that, to date, its revenues have not been adversely affected by the unavailability of malpractice insurance coverage for customers using its products. The Company has deleted the risk factor in response to the Staff’s comment.

Risks related to our relationship with El.En., page 13
10.	At an appropriate place in the prospectus, please provide a detailed discussion of the anticipated ongoing control relationship with El.En. For example, it is unclear whether and when El.En. intends to divest itself of the Class B shares, and, if so, how that determination will influence its commercial relationships with you, and potential competitive activities.

Securities and Exchange Commission
November 2, 2005

Response:	The Company has revised the disclosure on page 17 of the prospectus in response to the Staff’s comment to include a risk factor specifically addressing the matters raised in the comment.
If we fail to comply with state laws..., page 19
11.	Expand to address whether there have been any instances where you have been found to have sold your products to other than “licensed practitioners.”

Response:	The Company has revised the disclosure on page 21 of the prospectus in response to the Staff’s comment.
New regulations may limit..., page 20
12.	If material, describe recent instances where changing regulation has limited the marketability of your products.

Response:
The Company supplementally advises the Staff that there have been no recent instances where changing regulation has materially limited the marketability of the Company’s products. However, the Company respectfully submits that it believes the risks set forth in the disclosure are material and therefore the Company has retained the disclosure.

Capitalization, page 25
13.	“Cash and cash equivalents” is not a component of capitalization for purposes of this disclosure. Please revise to delete that item from the capitalization table.

Response:	The Company has revised the disclosure on page 27 of the prospectus in response to the Staff’s comment to delete the “Cash and cash equivalents” item from the capitalization table.
Dilution, page 26
14.	We note the bullet at the bottom of the page. Please expand the disclosure to explain how the amounts and percentages in the table would change if you assume exercise of all the outstanding stock options.

Response:	The Company has revised the disclosure on page 29 of the prospectus in response to the Staff’s comment to expand the disclosure as requested.
15.	Reconcile the disclosure in footnotes (1) and (2) with the disclosure under the caption “Stock Issuances” on page 80.

Response:	The Company has revised the disclosure in footnotes (1) and (2) on page 28 of the prospectus in response to the Staff’s comment to clarify that the

Securities and Exchange Commission
November 2, 2005

shares discussed in the footnotes were purchased directly by El.En. from other stockholders. Additionally, the Company respectfully notes that the shares described in the footnotes are shares that were issued from time to time to investors since the Company’s inception in 1991 and then subsequently purchased directly by El.En. from those investors. The disclosure set forth in the “Certain Relationships and Related Party Transactions” section of the prospectus on page 83 under the caption “Stock Issuances” relates only to transactions directly between the Company and its directors, executive officers and holders of more than 5% of its voting securities and their affiliates since January 1, 2002.
Business, page 47
Overview, page 47
16.	We note your disclosure that you have introduced 11 new products since 2002 and your reference to your “strong reputation established over 14 years.” Please expand the disclosure to discuss in more detail the business of the registrant prior to the acquisition by El.En. Also discuss in more detail the comprehensive reorganization that took place in 2003.

Response:	The Company has revised the disclosure on page 50 of the prospectus in response to the Staff’s comment.
Sales and Marketing, page 58
17.	Discuss customer purchase financing options provided by you or third parties.

Response:	The Company has revised the disclosure on page 61 of the prospectus in response to the Staff’s comment.
Certain Relationships and Related Party Transactions, page 80
18.	Reconcile the disclosure here, which states that you issued class B common stock, with disclosure elsewhere, which makes no reference to class B common stock or specifically states that no shares are authorized or outstanding. See, for example, page 25.

Response:	The Company has revised the disclosure on pages 6, 76 and 83 and elsewhere in the prospectus in response to the Staff’s comment.
Description of Capital Stock, page 84
19.	Please revise to clarify the term “class B conversion date.” Is this a specific date? If not, what will trigger its occurrence?

Securities and Exchange Commission
November 2, 2005

Response:
The Company has revised the disclosure on page 87 of the prospectus in response to the Staff’s comment to clarify the term “class B conversion date.” The Company respectfully submits that the revised disclosure clarifies that the class B conversion date is not a specific date but is triggered upon the first date on which El.En. beneficially owns (1) less than 20% of the aggregate number of shares of the Company’s class A common stock and class B common stock outstanding or (2) less than 50% of the number of shares of the Company’s class B common stock outstanding.

Approval Rights of Holders of Class B Common Stock, page 86
20.	We note the last paragraph under this caption. Expand the disclosure on pages 5 and 13 to discuss.

Response:	The Company has revised the disclosure on pages 5 and 15 of the prospectus in response to the Staff’s comment.
21.	Reconcile this disclosure with that on page 87, which states, “Because of our dual class structure, El.En. will continue to be able to control our board of directors even if it owns less than 50% of the shares our of (sic) outstanding common stock.”

Response:
The Company has revised the disclosure on page 90 of the prospectus in response to the Staff’s comment to clarify that El.En. will continue to be able to control the Company’s board of directors if it owns less than 50% of the aggregate shares of class A common stock and class B common stock outstanding.

Underwriting, page 97
Electronic Distribution
22.	Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
•	the communications used;

•	the availability of the preliminary prospectus;

Securities and Exchange Commission
November 2, 2005

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.
Finally tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

We may have further comment.

Response:
Citigroup Global Markets Inc. (“Citigroup”) intends to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes. In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

Citigroup currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that is not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

Citigroup’s use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004 and, Citigroup hereby confirms that to date, the i-Deal materials approved by Ms. Wyatt have not changed.

It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. Citigroup has advised the

Securities and Exchange Commission
November 2, 2005

Company that none of the agreements Citigroup has with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. Citigroup has also advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

Consistent with this procedure, the following language has been included in the “Underwriting” section of the prospectus:

“A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.”

The Company has been advised by Citigroup, the lead manager, that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, Citigroup knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, Citigroup does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

To address the Staff’s concerns, Citigroup Global Markets Inc will include in a communication to the syndicate the following:

“You may not make an online distribution of shares of Cynosure, Inc. common stock unless you are following procedures for online

Securities and Exchange Commission
November 2, 2005

distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed.”

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by Citigroup that syndicate members will so comply, there would not appear to be a regulatory need to make Citigroup responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

We supplementally advise the Staff that neither the Company nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described above regarding Citigroup Global Markets Inc.’s use of i-Deal, and (ii) in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While Citigroup Global Markets Inc. has contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. In its agreement with Citigroup Global Markets Inc., Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. Citigroup Global Markets Inc. has previously provided to the Staff copies of its agreement with Net Roadshow, Inc.
Financial Statements
23.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Securities and Exchange Commission
November 2, 2005

Response:	The Company confirms that it will update the financial statements included in the Form S-1 as required by the provisions of Rule 3-12 of Regulation S-X.
Note 1, Summary of Significant Accounting Policies, page F-8
Inventory, page F-9
24.	With respect to demonstration equipment not sold within a year, please expand to clarify how you measure the amount transferred to fixed assets. Since this equipment would apparently be considered “used,” please clarify whether lower of cost or market adjustments are necessary, including how those adjustments are measured.

Response:
The Company has revised the disclosure on page F-9 of the prospectus in response to the Staff’s comment to clarify that the amount transferred to fixed assets is based on the lower of cost or market at the time of the transfer and that the Company measures such adjustments using the same policy that it uses for all inventory to measure for potential impairment. The Company supplementally advises the Staff that it has not needed to record a lower of cost or market adjustment.

Revenue Recognition, page F-10
25.	We see that you distribute products for El.En. With respect to those products, tell us about your consideration of the financial reporting guidance from EITF 99-19.

Response:
The Company supplementally advises the Staff that it records revenue at the gross amount billed to its third party customers from the sale of the products with a corresponding cost of revenue for the cost of the products purchased from El.En. The Company acts as principal in the transaction, takes title to the products and has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns.

The Company supplementally advises the Staff that it specifically considered the following financial reporting guidance from EITF 99-19:

1.	The Company is the primary obligor in the arrangement. The Company markets the distributed products as Cynosure products and does not reference El.En. in any of its marketing materials for the products. In addition, under the terms of the sales contracts, the Company is solely responsible for fulfillment and acceptability of the product, including delivery and post-sale warranty provisions and El.En. has no obligations for these responsibilities.

Securities and Exchange Commission
November 2, 2005

2.	The Company has general inventory risk. The Company purchases the distributed products from El.En. before customer orders are placed and takes title to these products. As a result, the Company assumes general inventory risk prior to a customer order and the Company assumes physical loss inventory risk during shipping of a distributed product to a customer. The Company also takes title to the product if it is returned by the customer.

3.	The Company establishes the price charged to the customer for the distributed product.

4.	The Company assumes the credit risk for the amount billed to the customer and must pay amounts due to El.En. regardless of whether the sales price is fully collected.
26.	We see your extensive use of distributors. Tell us about the significant terms of sales to or through distributors. Show us that it is appropriate to recognize revenue on transactions with distributors prior to re-sale to third party customers.

Response:	The Company supplementally advises the Staff that it recognizes revenue on transactions with distributors when they have met all of the criteria prescribed by SAB 104 as follows:

1.	Persuasive evidence of an arrangement: For all of the Company’s transactions with distributors, the Company executes contracts documenting all of the terms of the transactions.

2.	Delivery of the product: Title and risk of loss of product passes to the distributors upon delivery of the product sold to the distributor.

3.	The fee is fixed or determinable: The terms of the Company’s sales to distributors are similar to the terms of its direct sales to customers. Payment terms for distributors are similar to those for direct sales customers and are not extended for receipt of payment by the distributor upon sell-through. The Company does not offer rights of return, price protection or stock rotation rights on any of its sales, including those to distributors. In instances where distributors are thinly capitalized or the Company is utilizing new distributors, the Company requires letters of credit from those distributors with expiration dates that coincide with the standard payment terms.

4.	Collection of the fee is reasonably assured: The Company performs credit reviews of all of its customers, including distributors, and establishes credit limits that the Company believes are appropriate

Securities and Exchange Commission
November 2, 2005

based upon the capitalization, references and history with the distributor.

The Company also supplementally advises the Staff that each distributor is required to pay the Company at the time of sale, and that the distributor’s obligation to pay is not conditioned upon or subject to the resale of the product and that each of the Company’s distributors has economic substance apart from the Company. Additionally, the payment obligations of each distributor to the Company would not be changed in the event of theft or physical destruction or damage of the product.

Note 3, Segment and Geographic Information, page F-15
27.	Revise to also disclose domestic sales; that is, the amount of sales attributed to the United States. Refer to paragraph 38(a) to SFAS 131.

Response:	The Company has revised the disclosure on pages F-15 and F-16 of the prospectus in response to the Staff’s comment.
28.	We note your disclosure of “net assets by geographic area.” Please revise to also disclose the amounts of long lived assets by geographic area. See paragraph 38(b) of SFAS 131.

Response:	The Company has revised the disclosure on page F-16 of the prospectus in response to the Staff’s comment.
Note 5, Investment in Sona MedSpa, page F-16
29.	Show us how you applied the S-X Rule 3-09 income test in assessing whether financial statements should be provided for the investment in Sona MedSpa.

Response:
The Company became aware of this issue after the initial filing of the Registration Statement. Amendment No. 1 contains audited financial statements of Sona MedSpa at December 31, 2002, 2003 and 2004, and for each of the three years in the period ended December 31, 2004. Please note that full year 2004 audited financial statements are included for Sona MedSpa in lieu of audited financial statements for the portion of 2004 in which the Company held its equity interest in Sona MedSpa, pursuant to the letter dated October 31, 2005 from Todd E. Hardiman of the Staff of the Commission to Timothy Baker, Chief Financial Officer of Cynosure.

30.	Tell us about the significant terms and conditions of the amended laser placement and revenue sharing arrangement with the new owners of Sona MedSpa. Clarify how you measure revenues under the arrangement. Also tell us whether you have continuing service, maintenance or other obligations with respect to the placed equipment. Tell us how these obligations, if any, are considered in your revenue practices.

Securities and Exchange Commission
November 2, 2005

Response:
The Company supplementally advises the Staff that it entered into the amended and restated laser placement, services and maintenance agreement with Sona MedSpa in May 2004. The agreement expires on May 24, 2007, although it will automatically renew for additional two-year periods unless either party provides 60 days prior written notice to the other party before such extension. Under the agreement, the Company sells and licenses aesthetic treatment systems to Sona MedSpa and its franchisees at a price calculated pursuant to a formula specified in the agreement. In addition, the Company receives a specified share of the revenues earned by Sona MedSpa and its franchisees from hair removal services.

The Company recognizes revenues under the amended laser placement, services and maintenance agreement in two ways:

1.	Revenue from the purchase of aesthetic treatment systems by Sona MedSpa. Sona MedSpa and its franchisees purchase aesthetic treatment systems from the Company at a price calculated pursuant to a formula specified in the agreement. Revenues from the sale of these aesthetic treatment systems are recognized and recorded by the Company upon delivery when it has persuasive evidence of an arrangement, the fee is fixed or determinable (the specified agreement price), and collection of the fee is reasonably assured. Under the agreement, payment terms for the purchase of aesthetic treatment systems are net 30 days from shipment date.

2.	Revenues from the revenue sharing arrangement with Sona MedSpa. The Company receives a specified share of the revenues earned by Sona MedSpa in clinics owned by them or paid to Sona MedSpa from its franchisees for hair removal procedures in accordance with their franchise agreement. The Company records these revenue sharing revenues when Sona MedSpa reports the revenues to the Company. Under the agreement payment terms for the revenue sharing are net 30 days from the date the revenues are reported to the Company.

The Company also supplementally advises the Staff that under the amended laser placement, services and maintenance agreement, the Company has agreed to provide service and maintenance support for the aesthetic treatment systems installed in the clinics of Sona MedSpa and its franchisee for the term of the agreement. The Company expenses its service and support costs under this obligation as they are incurred, which is consistent with the Company’s revenue practice of recording the revenues from the revenue sharing arrangement when Sona MedSpa reports them to the Company.

Securities and Exchange Commission
November 2, 2005

Note 9, Stock-Based Compensation, page F-19
31.	Provide us with an itemized chronological schedule detailing each issuance of stock options and warrants for the twelve months ended June 30, 2005 and through the date of your response. Include the following information for each issuance or grant date:
a.	Number of shares issued or issuable in the grant,

b.	Purchase price or exercise price per share,

c.	Any restriction or vesting terms,

d.	Identity of the recipient and relationship to the company,

e.	Nature and terms of any concurrent transactions with the recipient,

f.	Amount of any recorded compensation and,

g.	The timing of all offering discussions with your underwriters, including possible offering pricing ranges.
Tell us how you determined the fair value of your common shares for stock compensation purposes. Highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share. Progressively bridge management’s estimate of fair value per share to the current estimated IPO price per share, and identify all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value. Please note that we will not conclude our evaluation of your response until you have included an offering price in the filing.

Response:
The Company has from time to time granted stock options as incentives to directors, employees and consultants. Attached to this letter as Schedule A is an itemized chronological schedule detailing each issuance of common stock and each grant of options to purchase common stock by the Company for the twelve months ended June 30, 2005 and through the date of this response, together with the purchase or exercise price per share, vesting terms, the identity of the recipient and his or its relationship to the Company. Also listed for each issuance is the amount of deferred compensation expense, if any, recorded by the Company with respect thereto. There were no transactions with the recipients of the stock option grants concurrent with such grants. The Company did not issue any warrants during the twelve months ended June 30, 2005 and through the date of this response.

In connection with each grant of stock options, the Company’s Board of Directors made a good faith determination of the fair value of the Company’s common stock as of the date of grant. In making its determination, the Board of Directors drew on the knowledge of its

Securities and Exchange Commission
November 2, 2005

officers and directors who have experience with medical device companies. Factors considered by the directors in establishing the fair value of the common stock at the various grant dates included the following:

•	the prices in the most recent sales of the Company’s common stock to accredited investors;

•	the Company’s available cash, financial condition and results of operations;

•	operational and infrastructure issues affecting the Company;

•	the lack of a liquid market (and the time frame in which a liquid market was likely to develop) for the Company’s common stock; and

•	market conditions for medical device company stocks in general.

As indicated on Schedule A, in October and November 2004, the Company granted options to purchase an aggregate of 1,422,459 shares of common stock to directors and employees of the Company at an exercise price of $3.00 per share. At the time of the grants, the Company’s Board of Directors made good faith determinations that the fair value of the Company’s common stock was $3.00 per share. The Board of Directors made these determinations based on the factors described above. In making its determinations, the Board found particularly germane the sales of the Company’s common stock to accredited investors who had not previously purchased shares of the Company’s common stock in October 2004 at a purchase price of $3.00 per share.

In April 2005, the Company granted an option to an employee of the Company to purchase 10,000 shares of common stock at an exercise price of $3.00 per share. At the time of the grant, the Company’s Board of Directors made a good faith determination that the fair value of the Company’s common stock was $3.00 per share. The Board of Directors made this determination based on the factors described above.

In May 2005, the Company granted options to purchase an aggregate of 376,200 shares of common stock to employees and consultants of the Company at an exercise price of $4.50 per share. At the time of the grants, the Company’s Board of Directors made a good faith determination that the fair value of the Company’s common stock was $4.50 per share. The Board of Directors made this determination, which resulted in a 50% increase in the fair value of the common stock over the Board’s prior determination, based on the factors described above. In particular, the Board considered the fact that on May 17, 2005, the date of the stock option grant, the Company’s formally initiated its efforts to

Securities and Exchange Commission
November 2, 2005

effect an initial public offering of its common stock by retaining managing underwriters for the proposed offering.

Determination of Fair Value for Accounting Purposes

The Company’s estimates of fair value at the date of each option grant had been made in good faith and in a manner that was believed by its directors to be reasonable and prudent at the time. In connection with the preparation and filing of the Registration Statement and solely for the purposes of accounting for employee stock-based compensation, the Company revisited its methodology and resulting estimates of the fair value of the Company’s common stock for options granted in October and November 2004 and April and May 2005 to consider whether the option grants had deferred stock-based compensation elements that should be reflected in the Company’s financial statements. In making this determination, the Company reviewed the valuation methodologies outlined in the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Security Issues as Compensation (the “Practice Aid”). The Company believes that the methodologies it employed are consistent with the Practice Aid.

With respect to the October and November 2004 option grants, the Company noted that it sold shares of its common stock in October 2004 to accredited investors who had not previously purchased shares of the Company’s common stock. The Company considered the pricing of those shares to be a strong indicator of the fair value of the Company’s common stock. In addition, the Company noted that during October and November 2004 it did not consider an initial public offering or other liquidity event to be likely to occur during the ensuing three to four months. As a result, the Company determined that the October and November 2004 option grants were granted with an exercise price per share equal to or in excess of the fair value of the Company’s common stock at the time of grant, and that the determinations of the fair value of the Company’s common stock in October and November 2004 were appropriate.

With respect to the April and May 2005 option grants, the Company noted that the fair value of the Company’s common stock subject to those options, as determined by the Board at the time of grant, was significantly less than the valuations that investment banking firms were discussing with the Company in connection with the Company’s preparation of the Registration Statement. The Board concluded that it should not ignore the discrepancies in valuation in evaluating whether those stock options had deferred stock-based compensation elements.

Securities and Exchange Commission
November 2, 2005

As a result, in August 2005 the Board decided to determine retrospectively the fair value of the Company’s common stock as of the stock option grant dates in April and May 2005. In making these retrospective determinations, the board considered a number of factors, including the October 2004 sale of the Company’s common stock to accredited investors, the Company’s operating and financial performance, the increasing likelihood that the Company would pursue a public offering and valuation indications for its common stock received from investment bankers, the lack of liquidity of its common stock and trends in the market for medical device company stocks. The Company established retrospective per share fair values for its common stock of $7.59 in April 2005 and $9.09 in May 2005.

In September 2005, the Company engaged an independent appraisal firm, Huron Consulting Group, to estimate retrospectively the fair value of the Company’s common stock as of May 17, 2005. Under the terms of engagement letter with Huron Consulting, the Company is not permitted to name Huron Consulting in the Registration Statement. Accordingly, the Company has adopted the methodologies and conclusions of the valuation performed by Huron Consulting as its own. The May 2005 grant date fair value as determined by the September 2005 valuation was $9.10 per share, which the Company believes supports the $9.09 value determined by the retrospective valuation performed by it in August 2005. The September 2005 retrospective determination of the fair value of the Company’s common stock was based on a discounted average value of two generally accepted valuation approaches: a market multiple approach and an income approach. The average was then reduced by a 5% marketability discount factor to reflect the illiquid nature of private company equity securities such as the Company’s common stock.

As a result of the retrospective determinations discussed above of the fair value of the Company’s common stock as of April and May 2005, the Company recorded deferred compensation of $45,900 for options issued in April 2005 and $1,644,138 for options issued in May 2005. The Company is amortizing these deferred compensation amounts on a straight-line basis over the estimated vesting period of the underlying options, generally on either an annual or monthly schedule over a period of four years or 48 months.

The Company has also used the retrospective determinations discussed above of the fair value of the Company’s common stock in May 2005 to determine non-cash expenses related to option grants to non-employees pursuant to EITF 96-18, which requires the Company to record options at fair value and revalue those options at each report date. The Company

Securities and Exchange Commission
November 2, 2005

estimated the fair value of the option grants issued for non-employees using the Black-Scholes option pricing model assuming a volatility factor of 75%, a risk-free interest rate of 2.5% and an estimated life of 5 years. The Company recorded non-cash compensation expenses of approximately $0.2 million in connection with the options granted to non-employees in May 2005.

Discussion of Increases from Estimates of Fair Value to Current Estimated Preliminary Filing Range

The Company formally initiated its efforts to effect an initial public offering of its common stock on May 17, 2005 by retaining managing underwriters for the proposed offering. In connection with the preparation and filing of the Registration Statement, the Company and the underwriters discussed an estimated preliminary filing range. Based upon existing market conditions in the public capital market, the Company’s financial position and results of operation and the market valuation of comparable publicly traded companies, the underwriters’ estimate of an approximate filing range was $12 to $14 per share for an offering in the fourth quarter of 2005, subject to the continued success of the Company’s reorganization efforts and business progress through September 30, 2005.

The Company believes that the increase in the fair value of its common stock from $3.00 per share in October 2004 to $9.09 in May 2005 and to the mid-point of the currently anticipated filing range of $13 is attributable to the Company’s success in its continuing reorganization efforts and its business progress, as described in further detail below.

•	The Company’s operating performance continued to improve during the fourth quarter of 2004. For the year ended December 31, 2004, the Company generated income from operations for the first time in four years and net income for the first time in five years. In addition, the Company’s revenues for 2004 increased by 53% over 2003 revenues.

•	In the first quarter of 2005, the Company’s revenues from the sale of products increased by 95% as compared to the first quarter of 2004 and the Company successfully introduced its Cynergy and PhotoSilk Plus products. In addition, the Company’s gross margin improved during the first quarter of 2005 as a result of higher average selling prices of its products due to a favorable change in product mix, in part as a result of the introduction of the Company’s Apogee Elite system in the first quarter of 2004.

Securities and Exchange Commission
November 2, 2005

•	In May 2005, the Company formally initiated its efforts to effect an initial public offering of its common stock by retaining managing underwriters for the proposed offering.

•	In the second quarter of 2005, the Company’s revenues from the sale of products increased by 46% as compared to the second quarter of 2004 and the Company continued to experience gross margin improvements as compared to the prior year period as a result of the factors described above.

•	In the third quarter of 2005, the Company filed the initial Registration Statement for its initial public offering. The Company believes that the successful completion of its initial public offering will add value to its common stock for the following reasons:

•	the Company’s common stock will gain increased liquidity and marketability;

•	the Company’s cost of capital will be lowered; and

•	the proceeds from the offering will enhance the Company’s enterprise value by improving its ability to execute its business strategy, expand its sales, marketing and distribution capabilities and fund its research and development activities.

Conclusion

In light of the considerations described above and the information set forth on Schedule A attached hereto, the Company believes that it has properly accounted for its stock options in accordance with APB 25, EITF 96-18 and other relevant accounting literature.

In addition, the Company has revised the disclosures on pages 46 through 48 and pages F-20 through F-22 of the prospectus in response to the Staff’s comment.
Note 12, Commitments and Contingencies, page F-24
32.	Expand to also make disclosure about the potential impact of pending litigation on results of operations and cash flows. Alternatively, express your assertion in terms of the financial statements taken as a whole.

Response:	The Company has revised the disclosure on page F-25 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
November 2, 2005

Exhibits
33.	Please include an updated and signed consent from your independent auditors with any amendment.

Response:	The Company has filed with this Amendment No. 1 independent registered accountant’s consents as Exhibits 23.1, 23.2 and 23.3 to the Form S-1.
* * *
If you require further information, please telephone the undersigned at the telephone number indicated above, or Jason Kropp of this firm at (617) 526-6421.
Very truly yours,
/s/ David A. Westenberg
David A. Westenberg
Enclosures

cc:	Michael R. Davin
Timothy W. Baker
Jason L. Kropp

Schedule A
Cynosure, Inc.
Response to SEC Comment 31

		Number of Shares	Purchase Price or			Amount of recorded
		Issued or	Exercise Price		Identity of	compensation,
Event	Date	Underlying Options	per share	Vesting Terms	Purchaser/Recipient	if any
Sale of common stock	October 2004	612,959	$2.93	N/A	El. En.	—

Sale of common stock	October 2004	25,000	3.00	N/A	Accredited Investor	—

Repurchase of common stock	October 2004	80,000	3.00	N/A	El. En.	—

Sale of treasury stock	October 2004	80,000	3.00	N/A	Accredited Investor	—

Issuance of common stock	October 2004	75,487	—	N/A	Employees	226,461

Common stock repurchase agreement	October 2004, shares issued in April 2005	495,000	3.00	N/A	El. En.	—

Subscription agreement to purchase common stock	October 2004, shares issued in April 2005	495,000	3.00	N/A	Accredited investors, employees	—

Issuance of stock options	October 2004	1,160,000	3.00	Ratably over 4 years	Employees	—

Issuance of stock options	November 2004	262,459	3.00	Ratably over 4 years	Employees	—

Issuance of stock options	April 2005	10,000	3.00	Ratably over 4 years	Employee	45,900

Issuance of stock options	May 2005	358,200	4.50	Ratably over 4 years	Employees	1,644,138

Issuance of stock options	May 2005	18,000	4.50	Immediate	Nonemployees	205,187